SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

American Financial Group, Inc.
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(Name of Issuer)

Common Stock, No Par Value
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(Title of Class of Securities)

025932 10 4
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(CUSIP Number)

Karl J. Grafe, Esq.
One East Fourth Street
Cincinnati, Ohio 45202
(513) 579-2538
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

See Item 4
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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [    ]

Page 1 of 5 Pages

CUSIP NO. 025932 10 4 13D Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION, NOS. OF ABOVE PERSONS

Carl H. Lindner III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS*
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
	IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

3,499,740

8	SHARED VOTING POWER

0

9	SOLE DISPOSITIVE POWER SHARED VOTING POWER

4,499,740

10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

5,141,012

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%

14	TYPE OF REPORTING PERSON*

IN

Item 1.     Security and Issuer.

     This Schedule 13D is filed on behalf of Carl H. Lindner III relative to the no par value Common Stock ("Common Stock") issued by American Financial Group, Inc. (referred to herein as "American Financial"). Mr. Lindner formerly filed a 13D jointly with members of his family; however, he no longer considers himself to be a member of a group (as set forth in Rule 13d-5) with these parties.

     The principal executive offices of American Financial are located at One East Fourth Street, Cincinnati, Ohio 45202.

Item 2.     Identity and Background.

(a) Carl H. Lindner III

(b) One East Fourth Street, Cincinnati, Ohio 45202

(c) Individual Investor

(d) None

(e) None

(f) United States Citizen

Item 3.     Source and Amount of Funds or Other Consideration.

N/A

Item 4.     Purpose of Transaction.

      The Reporting Person considers his beneficial ownership of American Financial equity securities as an investment which he continues to evaluate. Although he has no present plans to do so, from time to time the Reporting Person may acquire additional American Financial equity securities or dispose of some or all of the American Financial equity securities which he beneficially owns.

     Except as set forth in this Item 4, the Reporting Person presently has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

     As of April 30, 2004, the Reporting Person beneficially owned 5,141,012 shares (or approximately 7.1% of the outstanding shares) of American Financial Common Stock which amount includes 19,847 shares held by a child, 19,826 shares held by a trust over which his spouse has voting and dispositive power, 1,000,000 shares held in a limited liability company over which shares he holds dispositive power, 641,272 shares which may be acquired within 60 days through the exercise of options granted under the American Financial Stock Option Plan (the "Option Plan"). Does not include 1,307,793 shares which are held in various trusts for the benefit of his minor children for which Keith E. Lindner acts as trustee with voting and dispositive power.

     As of April 30, 2004, and within the prior 60-day period, the Reporting Person on March 9, 2004 gifted 10,165 shares and on March 23, 2004 gifted 3,534 shares of American Financial common stock. Also, on April 6, 2004 received 124,946 shares of American Financial common stock as a distribution from a Trust for which Keith E. Lindner acts as Trustee.

     To the best knowledge and belief of the undersigned, other than as described herein, no transactions involving American Financial equity securities had been engaged in by the Reporting Person.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None

Item 7.   Material to be filed as Exhibits.

     (1) Power of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

     After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:    May 11, 2004

Karl J. Grafe
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Karl J. Grafe, As Attorney-in-Fact for:
Carl H. Lindner III

POWER OF ATTORNEY

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     I, Carl H. Lindner III, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me pursuant to Sections 13(d), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

     IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November 1997.

/s/ Carl H. Lindner III
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Carl H. Lindner III